[redacted]



File No. 82-3929



FNC

# FANCAMP EXPLORATION LTD.

**7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2**
**Telephone: 604-434-8829 Facsimile: 604-434-8823**
**www.fancampexplorationltd.ca**

## FANCAMP ANNOUNCES CLOSING OF QUEBEC FLOW THROUGH FINANCING

December 31, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

**Fancamp Exploration Ltd. (TSX Venture Exchange - FNC)**: Fancamp Exploration Ltd. is pleased to announce the closing of a non-brokered private placement of $150,000 through the sale of 600,000 flow-through units at $0.25 per Unit. Each Unit consists of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). Each whole Warrant is exercisable at a price of $0.50 per share until December 30, 2010, subject to earlier forced acceleration in the event the Company's shares close at a price of $1.00 per share or more for 30 consecutive trading days after the four month hold expires. The flow-through shares are subject to a four month hold period expiring on May 1, 2009.

A finder's fee of 6% in cash and 10% in options for Units will be paid to eligible finders in relation to this financing.

**ON BEHALF OF THE BOARD**

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*



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